Filed by TC PipeLines, LP

pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended.

Subject Company: TC PipeLines, LP

(Commission File No. 001-35358)

Investor Presentation February 10, 2021

Table of Contents Section Executive Summary I Valuation Overview II Governance Considerations III Key Takeaways IV Appendix

I. Executive Summary

Executive Summary Process Summary The Conflicts Committee conducted a robust process for TC PipeLines, LP (“TCP”) Unaffiliated Unitholders (the “Unaffiliated Unitholders”) The Conflicts Committee, which was formed on October 5, 2020, spent an extensive amount of time analyzing the proposed transaction, scrutinizing the implications for the Unaffiliated Unitholders, negotiating with TC Energy Corporation (“TRP”) to seek the highest feasible exchange ratio, and working with its advisors on the Merger Agreement The Conflicts Committee met with their financial and legal advisors at least once a week over the two month negotiation period After the initial offer of 0.6500x received on October 4, 2020, the Conflicts Committee negotiated with TRP via their financial advisors through four rounds of negotiation, with three counter offers made after the initial offer The Conflicts Committee was able to increase the exchange ratio by 7.69% compared to the exchange ratio initially proposed The Conflicts Committee believes the 0.70x exchange ratio provides an attractive value to the Unaffiliated TCP Unitholders The Conflicts Committee approved the transaction on December 14, 2020, believing the agreed to exchange ratio represents the highest consideration that could have been obtained from TRP as it was given a “best and final” proposal by TRP The implied transaction premium calculated for TCP based on its 20-day VWAP is 15.7% Given current market conditions for MLP simplifications, this premium is in line with similar transactions The Conflicts Committee believes the proposed transaction is the only actionable alternative for Unaffiliated Unitholders TCP GP, a wholly owned subsidiary of TRP, is the general partner of TCP. TCP’s limited partnership agreement, as in all MLPs, vests the power to manage the business and affairs of the MLP in TCP GP. Therefore a third party would be unable to acquire control of or otherwise transact with the MLP unless TRP was willing to sell TCP GP or otherwise participate in such transaction TRP’s original offer specifically noted that TRP was unwilling to consider alternative transactions and the delegation of authority to the Conflicts Committee’s was limited to the take private transaction Given such ownership and control, an unsolicited third-party acquisition proposal to acquire assets or control of TCP was unrealistic 1

Executive Summary Summary Rationale The proposed merger is expected to enhance potential growth for TCP TCP can leverage the broader capabilities, growth projects and access to TRP’s capital TCP is expected to gain access to a larger investor base, increased share trading volume and increased availability of capital through TRP versus on a standalone basis as an MLP TRP is expected to retain higher levels of cash generated from TCP assets, which would free up cash flow to fund growth opportunities and improve dividend growth and coverage Unaffiliated TCP Unitholders will participate in TRP’s future value creation TCP unitholders will become TRP shareholders, providing the opportunity to participate in the upside of the pro forma company TRP valuation has proven to be more resilient during the recent challenging environment than that of TCP or U.S. comparable partnerships / companies TRP shares have had greater liquidity and a larger average trading volume, which should benefit TCP Unitholders Recent market conditions and increased regulations provide a weak outlook for TCP absent a combination with TRP Recent regulatory changes have negative implications for the long-term growth and financial outlook of TCP TRP no longer likely to contribute assets to TCP, further limiting growth The Conflicts Committee believes that the transaction is strategically beneficial for both TCP and TRP The proposed transaction simplifies the current structure, improving transparency and creating a stronger, more cohesive combined entity with no more conflicts of interests as well as providing expected cost savings and increased efficiencies 2 The Conflicts Committee Believes that the Proposed Merger Provides Numerous Benefits and is in the Best Interests of the Unaffiliated Unitholders

Executive Summary After several rounds of negotiations, the Conflicts Committee was able to deliver an improved premium to the Unaffiliated Unitholders 1-day Premium over TCP Unaffected Price as of 10/2/20 ($25.90)1 Offer Improvement 19.5% Median All Transactions 3 Median Stock-for-Unit/Stock3 Improved Offer of 0.70x (Pricing as of 12/14/20) Improved Offer of 0.70x (Pricing as of 10/2/20) Initial Offer of 0.65x (Pricing as of 12/14/20) Initial Offer of 0.65x (Pricing as of 10/2/20) 20-day VWAP Premium over TCP Unaffected 20-day VWAP as of 10/2/20 ($26.89)2 Offer Improvement 19.0% 17.4% 15.7% Median All Transactions 3 Source: FactSet Median Stock-for-Unit/Stock 3 Improved Offer of 0.70x Initial Offer of 0.65x 1. 2. 3. Calculated as the implied premium of applying the exchange ratio to TRP share price as of the pricing date over TCP unit price as of 10/2/20 Calculated as the implied premium of applying the exchange ratio to TRP 20-day VWAP as of 10/2/20 over TCP 20-day VWAP as of 10/2/20 Refer to the appendix for the list of transactions considered 3 7.5% 5.4% 13.6%13.5% 11.0% 8.5%

Executive Summary Multiples for TCP and its U.S. peers have reduced significantly over the past five years, while Canadian companies’ multiples have decreased more moderately EV / NTM EBITDA Multiple (2015 – 2020) 19.0x tes 17.0x 12.2 15.0x 13.0x 11.4x 11.1x 11.0x 9.6x 9.0x 8.7x 7.0x 12/31/14 3/10/16 5/19/17 7/28/18 10/6/19 12/14/20 TCP TRP U.S. Companies Canadian Corporates Source: FactSet 1. 2. Median EV / NTM EBITDA multiple of the following peer group: Energy Transfer LP, Equitrans Midstream Corporation, Kinder Morgan and The Williams Companies Median EV / NTM EBITDA multiple of the following peer group: Enbridge Inc and TC Energy Corporation 4 dian 2 13.8x 12.4 12.5 11.4 U.S. PartnershipsCana 1 TCPTRP/ CompaniesCorpora As of 12/31/1416.1x12.7x16.2x 5-Year Average11.612.111.4 2015-2018 Average12.2 2019-2020 Average12.0 Current (12/14/20)8.711.19.6 > 2.0x multiple decline vs. historical 12.4 9.9 12.1 9.8

Executive Summary MLP Public Market: Poor returns and fewer MLPs in existence Alerian Index Poor Performance and MLP Consolidation (2015 – 2020) $500.00 Take-Private Transactions s ons $400.00 $300.00 $200.00 $147.06 $100.00 $--1/2/15 Source: Alerian, Company filings 1/2/16 1/2/17 1/2/18 Alerian MLP Index 1/2/19 1/2/20 12/14/20 Note: The Alerian MLP Index is a composite of the 29 most prominent energy MLPs calculated by Standard & Poor’s using a float-adjusted market capitalization methodology 5 n MLP Returns 69%) 53%) 34%) Third-Party Transaction Simplification Transacti OCI (OCIP) Aleria Index Last 5 Years ( 2015 - 2018 ( 2019 - 2020 ( ENLC (ENLK) LNG (CQH) AROC (APLP) ENB (SEP) ETE (ETP) TEGP (TEP) L (BWP) WGP (WES) VLO (VLP) AMGP (AM) ENB (EEQ) WMB (WPZ) NS (NSH) ENB (SE) D (DM) TRGP (NGLS) AMID (JPEP) ENB (MEP) ENB (EEP) ET (SEMG) MPLX (MWE) SXL (ETP) World Point (WPT) EQM (RMP) MPLX (ANDX) ETP (RGP) ETP (PTXP) Zenith (ARCX) ArcLight (AMID) BX (TGE) TTLP (QEPM) TRP (CPPL) OKE (OKS) ArcLight (TLP) IFM Global (BPL) Brookfield (NKA) TRP (CPGX) Vitol/BPL (VTTI) ETRN (EQGP) UGI (APU) CNX (CNXM) CEQP (CMLP) SEMG (RRMS) TLLP (WNRL) ENB (ENF) CVI (CVRR) ETRN (EQM) 2 Transactions 6 Transactions 6 Transactions 6 Transactions 7 Transactions 21 Transactions Acquiror (Target)

Executive Summary Transaction Overview – Exchange Ratio Implied Multiples (US$ in millions, except per unit / share amounts) Exchange Ratio TRP Share Price as of (12/14/20) $44.21 Implied TCP Common Unit Price Premium to TCP Unit Price as of 10/02/20 $30.95 19.5% Total Units Outstanding1 72.8 Total Equity Value Plus: Class B Units2 Plus: Noncontrolling Interest2 $2,252 95 99 Plus: Net Debt 1,887 Enterprise Value $4,333 Multiple s Ba se d on TCP Fina ncia l Proje ctions Me tric Yie ld / Multiple EV / Comparable EBITDA3 2021E 2022E $415 409 10.4x 10.6 Price / Street DCF per LP Unit 2021E 2022E $3.77 4.12 8.2x 7.5 Dividend Yield Current 2021E 2022E Source: TCP management, FactSet $2.60 2.60 2.60 8.4% 8.4% 8.4% 1. 2. 3. Includes 2.0% GP Interest At book value Includes earnings from investments in affiliates 6 0.7000x

Executive Summary

The Conflicts Committee believes the merger is likely to present the best opportunity to maximize value for the Unaffiliated Unitholders

Financial Benefits

- TRP shares expected to provide improved trading liquidity, wider analyst coverage and a broader investor base
- The combined entity expected to retain a higher proportion of the cash flow generated, which can help to:
  - Improve expected dividend growth and coverage
  - Require less debt to fund future growth
  - Delever an already strong pro forma balance sheet
- Step-up in tax basis
- Expected cost savings and efficiencies, including those related to managing one public company instead of two

Strategic Benefits

- TRP offers asset diversification across North America compared to TCP's U.S. focus
- Unaffiliated unitholders should get exposure to a more visible pipeline of growth projects
- Increased scale should better position shareholders for varying and uncertain industry conditions and commodity price environments
- Simplified corporate structure eliminates potential conflicts of interest

Negotiation Considerations

- TRP's stated position that it was unwilling to consider alternative transactions
- No ability to solicit third-party interest to acquire assets or control of TCP in light of TRP's ownership of the GP and ~24% LP interest
- Assessment of the negative impact of regulatory changes on TCP's long-term financial prospects (FERC Ruling)
- TRP controls potential future dropdowns and indicated an unwillingness to continue contributing assets
  - TRP's stated that, absent regulatory changes or any other mitigation measures, further dropdowns would not be considered a viable funding lever and that TCP's competitive position as a financing alternative remained uncertain
- Limited regulatory hurdles to the consummation of the merger

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Executive Summary

Selected Wall Street Research Analyst Reactions

Reactions to Offer (October)

CIBC

"There is a history of MLP internalizations requiring an increase to the original offer, so some modest bump is possible. Every situation is unique, but ***we don't see TRP being as motivated as some other entities may have been to complete their internalizations."***

Robert Catellier (10/5/20)

Jefferies

*"**It appears TCP investors recognized the valuation disparity yesterday, which led to the partnership surging 6% past the offered exchange ratio to ~0.69x**. Further, investors appear to expect sweetening of the offer given similarities between this transaction and TRP's acquisition of CPPL where the company had increased its initial offer by 8%.* ***We are in agreement with the market reaction and believe TCP warrants a higher premium.***"

Vikram Bagri (10/5/20)

BARCLAYS

"Based on today's intraday price reactions, with TCP trading at an implied exchange ratio of 0.67x (as of 12:00pm ET), ***the market is signaling expectations for a modest bump in the proposed exchange ratio, which we wouldn't be surprised by given the conservative implied EV/EBITDA valuation in the proposal*** *(~8.0x 2022e EV/EBITDA, representing a slight premium to MLP peers, but discount to natural gas weighted C-Corp peers) and precedence in other recent MLP buy-in transactions."*

Christine Cho (10/5/20)

Reactions to Agreement (December)

CIBC

"Unlike other industry transactions to internalize an MLP by its sponsor, ***we do not see TC Energy as highly motivated to improve the revised offer. We base this on its extensive backlog of growth projects*** *that this offer has to compete with on a financial basis."*

Robert Catellier (12/15/20)

RAYMOND JAMES®

*"**We think the final deal terms look fair to both parties — valuing TCP at ~9.5x 2021 EV/EBITDA (~1 turn above the mid-cap MLP average).** As we stated in our prior report, with investor interests in streamlining the organizational structure and given the valuation disparity of TCP/TRP, the announcement of a buyout offer for TCP doesn't come as a huge surprise."*

Justin Jenkins (12/15/20)

CREDIT SUISSE

"In any event, ***we believe the consolidation deal is more strategic on a longer-term basis versus a lot of near- term financial benefits*** *– albeit there are some near-term benefits in our view. On balance,* ***we continue to view TRP as being well positioned for ongoing energy infrastructure growth****, in part, because of the existing asset footprint, business reach and cash flow generation."*

Andrew M. Kuske (12/15/20)

Source: Wall Street research

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II. Valuation Overview

Valuation Overview

TCP Financial Summary

(US$ in millions, except per unit amounts)

Comparable EBITDA[1]


$463
$415
$409
$419
$422
$417
$414
$401
$382
$375
2020E
2021E
2022E
2023E
2024E
2025E
2026E
2027E
2028E
2029E

Comparable Funds Generated from Operations[2]


$393
$357
$349
$347
$363
$358
$356
$345
$334
$322
2020E
2021E
2022E
2023E
2024E
2025E
2026E
2027E
2028E
2029E

Distributions per Unit


$2.60
$2.60
$2.60
$2.60
$2.60
$2.60
$2.60
$2.60
$2.60
$2.60
2020E
2021E
2022E
2023E
2024E
2025E
2026E
2027E
2028E
2029E

Source: Public filings

Note: The above measures are not measures of financial performance under GAAP, and should not be considered as alternatives to net income (loss), operating income, cash from operations or any other measure of financial performance or liquidity presented in accordance with GAAP. TCP's computations of these measures may differ from similarly titled measures used by others

1. Calculated as revenue less expenses plus equity Income before the impact of depreciation and amortization, interest expense and income tax expense; represents EBITDA, adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis
2. Calculated as earnings plus depreciation and amortization, plus distributions in excess from equity investments, less other expenses

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Valuation Overview Summary Valuation Analysis – TCP Value Per Unit (Amounts in US$) $60.00 $50.00 $40.00 Implied Unit ice at 0.70x TRP as of 12/11/20: $31.77 Unit Price: $25.90 10/2/20) $30.00 $27.36 $20.00 $20.83 $20.51 $19.79 $19.83 $10.00 $ --Source: Public filings, FactSet 10 For reference and illustrative purposes only Premiums Paid Analysis Precedent Discounted Distributions AnalysisPeer Group Trading AnalysisM&A Analysis Five Year Discounted Cash Flow Analysis Nine Year Discounted Cash Flow Analysis EBITDA Exit Multiple Perpetuity Growth Rate EBITDA Exit Multiple Perpetuity Growth Rate Total Market Adj. EBITDA (Cash Basis) (exc. NCI) Proportionally Consolidated $45.36 Pr $32.00 CAPM Return $35.06$35.06$34.64 $32.20 $31.29 $33.09$32.82 $30.01 $28.09 $27.14 ( $24.82 $18.93$18.85 5.5% - 6.5% WACC 5.5% - 6.5% WACC 7.5% - 10.5% Terminal 2021E Adjusted EBITDA 9.0x - 10.5x 2022E Adjusted EBITDA 8.5x - 10.0x 2020E Adjusted EBITDA Multiple of 8.5x - 11.0x Selected Premium Range: 8.5% - 17.4% 2022E Adjusted EBITDA Multiple of 8.5x - 10.5x Perpetuity Growth Rate of -0.25% - 0.25% 2022E Adjusted EBITDA Multiple of 8.5x - 10.5x Perpetuity Growth Rate of -0.25% - 0.25% Equity Cost of Capital of 7.5% - 8.5% Equity Cost of Capital of 9.0% - 11.0%

Valuation Overview TRP Financial Summary (CA$ in millions, except per share amounts) Comparable EBITDA1 $12,557 $12,276 2020E 2021E 2022E 2023E 2024E 2025E Comparable Funds Generated from Operations2 Dividends per Share $9,075 $9,062 $4.12 $3.96 $3.80 $3.64 $3.48 $3.24 2020E Source: Public filings 2021E 2022E 2023E 2024E 2025E 2020E 2021E 2022E 2023E 2024E 2025E Note: The above measures are not measures of financial performance under GAAP, and should not be considered as alternatives to net income (loss), operating income, cash from operations or any other measure of financial performance or liquidity presented in accordance with GAAP. TRP’s computations of these measures may differ from similarly titled measures used by others 1. Calculated as net earnings before the impact of depreciation and amortization, net financial charges and income tax expense; represents EBITDA, adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis Calculated as comparable EBITDA plus distributions from equity investments, less earnings from equity investments, net interest expense, equity allowances for funds used during construction, and net cash paid for income taxes, and plus or minus other non-cash items affecting net income; represents FGFO, adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis 2. 11 $7,978 $6,897$7,284$7,232 $10,950 $9,285 $9,496 $9,767

Valuation Overview Summary Valuation Analysis – TRP Value Per Share Discounted Dividend Analysis (Amounts in CA$) Peer Group Trading Analysis CAPM Total Market Return $100.00 $74.83 $75.00 e1: $60.06 $57.94 $56.52 $50.00 $25.00 $ --Source: Public filings, FactSet 1. TRP share price as of 12/11/20 12 4.5% - 6.5% Terminal Yield 2021E EBITDA 10.5x - 12.0x 2022E EBITDA 10.0x - 11.5x Equity Cost of Capital of 8.0% - 9.0% Equity Cost of Capital of 9.0% - 11.0% $77.98 Share Pric $52.29 $43.64

Valuation Overview Exchange Ratio Analysis Discounte d Distributions / Divide nds Ana lysis Pe e r Trading Ana lysis CAPM Tota l Ma rke t Re turn As Re porte d (e x c. NCI) Proportiona lly Consolida te d 0.85x 0.75x 0.65x 0.57x 0.55x 0.45x TCP Va lue pe r LP Unit (US $) Low High $27.14 35.06 $24.82 33.09 $20.83 32.82 $19.83 34.64 TRP Va lue pe r Sha re (CA $) Low High $56.52 77.98 $52.29 74.83 $43.64 60.06 $43.64 60.06 TRP Va lue pe r Sha re (US $)1 Low High $44.25 61.05 $40.94 58.59 $34.16 47.03 $34.16 47.03 Note: Based on high-to-high and low-to-low implied unit / share prices per the Preliminary Valuation of TCP and Preliminary Valuation of TRP 1. TRP unit price converted to U.S. dollars at $0.78 USD to CAD per FactSet as of 12/11/20 13 0.74x 0.70x 0.61x 0.61x 0.61x 0.58x 0.56x Exchange Ratio: 0.70x

III. Governance Considerations

Governance Considerations Transaction Process and Timeline – Key Dates the GP Board was advised that TRP had begun a strategic process to explore, review and evaluate a range of ►May 1, 2018: 35% reduction to quarterly cash distributions on TCP’s common units a potential merger with TCP outstanding TCP common units not already owned by TRP and its affiliates through a merger between TCP and a for each issued and outstanding TCP common unit approval by the holders of a majority of outstanding common units of TCP and customary regulatory approvals, 1976, as amended (this period has expired), and 14 2018 - 2020 (Initiating Search for Strategic Alternatives) 2018: Due to the adverse impact of the March FERC announcement on the trading price of TCP common units and the likelihood of TCP’s diminished access to capital and financial markets, TRP's senior management team began to consider possible strategic alternatives involving TCP and at a special meeting of the GP Board on April 3, 2018, strategies and transactions involving TCP ►May 2, 2018: TRP Board authorized TRP's management to evaluate, and if appropriate, negotiate, the terms of ►From May 2018 through August 2020, TRP continued to consider various strategic alternatives and held various internal meetings and presentations to review the potential buy-in of TCP September 30, 2020 TRP management decided to make a proposal to TCP to acquire the outstanding TCP common units not already owned by TRP or its affiliates October 4, 2020 (Initial Proposal) Representatives of TRP delivered a non-binding proposal to the GP Board proposing that TRP acquire all of the wholly owned subsidiary of TRP (the "Proposed Transaction"), at an exchange ratio of 0.6500x TRP common shares October 5, 2020 The Conflicts Committee determined to engage Kirkland & Ellis LLP and Evercore LLP as legal and financial advisors October – December Extensive negotiations, financial analysis and deliberation, including a standing weekly meeting of the Conflicts Committee with its legal and financial advisors December 3, 2020 TRP ultimately delivered a proposal of an exchange ratio of 0.7000x TRP common shares as a “best and final offer” December 14, 2020 The Conflicts Committee approved the Proposed Transaction 2021 (Upcoming Events) February 26, 2021: Special meeting of the unitholders to vote on the Proposed Transaction The transaction is expected to close late in the first quarter or early in the second quarter of 2021, subject to the including: ►The expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of ►The approval of the Committee on Foreign Investment in the United States

Governance Considerations

Merger Agreement – Key Terms

Required Unitholder Approval	■ Holders of a majority of TCP's common units must approve the Merger Agreement and the Merger (the **"Requisite Partnership Vote"**) ■ TRP holds ~24% of the outstanding TCP common units, so the Requisite Partnership Vote will require unaffiliated unitholders **representing approximately 26% of outstanding TCP common units** to adopt the Merger Agreement
Deal Protections	■ Fiduciary Out: Neither TRP nor TCP has a fiduciary out to consider alternatives (not uncommon in MLP take-privates). ■ Voting and Support: Each of TRP, TransCan Northern and TC PipeLine USA have agreed to vote, or cause to be voted, all Common Units then owned by it or its subsidiaries in favor of the approval of the Merger Agreement and the transactions contemplated thereby
Termination; Termination Fees and Expenses	■ Termination Fee: Termination Fee payable by TCP equal to **$25 million** if Merger Agreement is terminated by: ► TRP due to a Partnership Adverse Recommendation Change; ► TRP or TCP if the Partnership Unitholder Meeting has been held and Requisite Partnership Vote has not been obtained and Partnership Adverse Recommendation Change has occurred; or ► TRP or TCP if the transaction has not closed by **August 14, 2021** and (A) Requisite Partnership Vote has not been obtained and (B) Parent would have been permitted to terminate due to Partnership Adverse Recommendation Change ■ TRP Expense Reimbursement: TCP must reimburse TRP expenses up to **$4 million** if TRP terminates due to Partnership Uncured Breach. ■ TCP Expense Reimbursement: TRP must reimburse TCP expenses to **$4 million** if: ► TRP or TCP terminates because transaction has not closed by the Outside Date (provided no Partnership Adverse Recommendation Change has occurred); ► TCP terminates due to Parent Uncured Breach; or ► TRP or TCP terminates because of the failure to obtain the Requisite Partnership Vote and no Partnership Adverse Recommendation Change has occurred
Conflicts Committee Approval	■ The Conflicts Committee approved the Merger Agreement and the transactions contemplated thereby, on the terms and subject to the conditions set forth in the Merger Agreement, which such approval constituted **"Special Approval" for all purposes under the limited partnership agreement of TCP**

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IV.Key Takeaways

Key Takeaways The Conflicts Committee conducted a robust process in the best interest of the Unaffiliated Unitholders, analyzing the transaction and its implications with its advisors extensively before making a recommendation After extensive negotiations and receiving a “best and final” offer from TRP, the Conflicts Committee acknowledged that 0.7000x was the highest exchange ratio it would be able to obtain for the Unaffiliated Unitholders The improved offer implies a premium in line with precedents There are substantial benefits to owning TRP shares versus TCP units on a standalone basis including asset diversification, access to growth projects, trading liquidity, dividend growth and coverage, balance sheet strength and resilience in the face of challenging industry fundamentals A simplified corporate structure will eliminate potential conflicts of interest and drive pro forma cost savings and efficiencies The MLP structure has been out of favor since the FERC ruling in 2018, which has led to declining valuations not only for TCP, but also for midstream focused U.S. partnerships / companies more generally Numerous MLP buy-ins have taken place since the regulatory changes and changes to U.S. tax rates, a reflection that the MLP structure is no longer considered an attractive financing structure TRP has control over potential future dropdowns and indicated an unwillingness to continue contributing assets absent of any regulatory changes If TCP were to stay as a standalone MLP, it would potentially languish due to the lack of new growth projects and the declining rate nature of FERC-regulated assets Due to TRP’s ownership of TCP’s GP and ~24% LP interest, the Conflicts Committee assessed that an unsolicited third-party proposal was unlikely and based on statements from TRP, the Conflicts Committee understood that TRP was unwilling to consider alternative transactions 16

Appendix

Premiums Paid in Midstream Acquisitions

Date Announced	Acquiror / Target	Consideration
07/27/20	CNX Resources Corporation / CNX Midstream Partners	Stock-for-Unit
12/17/19	Blackstone Infrastructure Partners / Tallgrass Energy LP	Cash-for-Unit
10/01/19	Brookfield Business Partners L.P. / Teekay Offshore Partners L.P.	Cash-for-Unit
09/16/19	Energy Transfer LP / SemGroup Corporation	Cash/Unit-for-Share
08/21/19	Pembina Pipeline Corporation / Kinder Morgan Canada Limited	Share-for-Share
05/10/19	IFM Investors / Buckeye Partners, L.P.	Cash-for-Unit
05/08/19	MPLX LP / Andeavor (Marathon Petroleum Corporation; Andeavor Logistics LP)	Unit-for-Unit
04/02/19	UGI Corporation / AmeriGas Partners, L.P.	Cash/Stock-for-Unit
03/18/19	ArcLight Energy Partners Fund V, L.P. / American Midstream, LP	Cash-for-Unit
02/05/19	SunCoke Energy, Inc. / SunCoke Energy Partners, L.P.	Stock-for-Unit
11/26/18	Dominion Energy, Inc. / Dominion Energy Midstream Partners, LP	Stock-for-Unit
07/10/18	ArcLight Energy Partners Fund VI, L.P. / TransMontaigne Partners L.P.	Cash-for-Unit
11/08/18	Western Gas Equity Partners, LP / Western Gas Partners, LP	Unit-for-Unit
10/22/18	EnLink Midstream, LLC / EnLink Midstream Partners, LP	Unit-for-Unit
10/18/18	Valero Energy Corporation / Valero Energy Partners LP	Cash-for-Unit
10/09/18	Antero Midstream GP LP / Antero Midstream Partners LP	Cash/Stock-for-Unit
08/01/18	Energy Transfer Equity, L.P. / Energy Transfer Partners, L.P.	Unit-for-Unit
06/09/18	Cheniere Energy, Inc. / Cheniere Energy Partners LP Holdings, LLC	Stock-for-Unit
05/17/18	The Williams Companies, Inc. / Williams Partners L.P.	Stock-for-Unit
05/17/18	Enbridge Inc. / Enbridge Energy Partners, L.P.	Stock-for-Unit
05/17/18	Enbridge Inc. / Spectra Energy Partners, LP	Stock-for-Unit
03/26/18	Tallgrass Energy GP, LP / Tallgrass Energy Partners, L.P.	Stock-for-Unit
02/08/18	Nustar Energy L.P. / Nustar GP Holdings, LLC	Unit-for-Unit
01/02/18	Archrock, Inc. / Archrock Partners, L.P.	Stock-for-Unit

		Premium[1] 1-Day Prior Spot	Premium[1] 20-Day VWAP
All Transactions	Median	13.6%	19.0%
	Mean	20.3%	24.2%
	Max	65.4%	87.3%
	Min	0.1%	(0.5%)
Stock-for-Unit/Stock Only Transactions	Median	8.5%	17.4%
	Mean	10.9%	19.7%
	Max	37.7%	62.4%
	Min	0.1%	(0.5%)

Source: Bloomberg, FactSet, Public filings

1. VWAP premiums paid are calculated by dividing the value of the offer, defined as the exchange ratio multiplied by the closing price of the acquiror's shares / units on the last trading day prior to announcement plus any cash received, by the 30-, 60- or 90-trading day VWAP of the target as calculated from the last undisturbed trading day prior to the announcement

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TC PipeLines, LP

These materials have been prepared by Evercore Group L.L.C. (“Evercore”) and Kirkland & Ellis LLP (“Kirkland”) for Institutional Shareholder Services in Evercore’s capacity as financial advisor to the Conflicts Committee (the “Conflicts Committee”) of the Board of Directors of TC PipeLines, GP, Inc., the general partner of TC Pipelines, LP (the “Partnership”) and Kirkland’s capacity as legal advisor to the Conflicts Committee, and may not be used or relied upon for any other purpose. These materials are based on information provided by or on behalf of the Conflicts Committee, from public sources or otherwise reviewed by Evercore or Kirkland. Evercore and Kirkland assume no responsibility for independent investigation or verification of such information and have relied on such information being complete and accurate in all material respects. To the extent such information includes estimates and forecasts of future financial performance prepared by or reviewed with the management of the Partnership and/or other potential transaction participants or obtained from public sources, Evercore has assumed that such estimates and forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management (or, with respect to estimates and forecasts obtained from public sources, represent reasonable estimates). No representation or warranty, express or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past, the present or the future. These materials were designed for use by specific persons familiar with the business and affairs of the Partnership. These materials are not intended to provide the sole basis for evaluating, and should not be considered a recommendation with respect to, any transaction or other matter. These materials have been developed by and are proprietary to Evercore and Kirkland and were prepared for the benefit and internal use of Institutional Shareholder Services at the request of the Conflicts Committee. These materials were prepared for Institutional Shareholder Services at the request of the Conflicts Committee, and may not be reproduced, disseminated, quoted or referred to, in whole or in part, without the prior written consent of Evercore and Kirkland. These materials do not constitute an offer or solicitation to sell or purchase any securities and are not a commitment by Evercore or any of its affiliates to provide or arrange any financing for any transaction or to purchase any security in connection therewith. Evercore and Kirkland assume no obligation to update or otherwise revise these materials. These materials may not reflect information known to other professionals in other business areas of Evercore and its affiliates. Evercore and its affiliates do not provide legal, accounting or tax advice. Accordingly, any statements contained herein as to tax matters were neither written nor intended by Evercore or its affiliates to be used and cannot be used by any taxpayer for the purpose of avoiding tax penalties that may be imposed on such taxpayer. Each person should seek legal, accounting and tax advice based on his, her or its particular circumstances from independent advisors regarding the impact of the transactions or matters described herein.